UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to

Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm CohnReznick LLP

•	Report of Independent Registered Public Accounting Firm Bazilio Cobb Associates, P.C.

•	Statements of Net Assets Available for Benefits as of December 31, 2013 and December 31, 2012

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1

•	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP

•	Consent of Independent Registered Public Accounting Firm – Bazilio Cobb Associates, P.C.

Marriott International, Inc. Employees’ Profit Sharing,

Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule With

Reports of Independent Registered Public Accounting Firms

December 31, 2013 and 2012

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORTS OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

DECEMBER  31, 2013 AND 2012

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

    Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

June 9, 2014

Bethesda, MD

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

    Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Bazilio Cobb Associates, P.C.

Washington, DC

June 14, 2013

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	December 31
	2013	2012
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts, at fair value	$4,425,834,156	$3,669,984,701

Total investments	4,425,834,156	3,669,984,701

Receivables:
Notes receivable from participants	112,259,640	102,081,224
Due from Marriott International, Inc. for Company contribution	72,400,014	76,922,281

Total receivables	184,659,654	179,003,505

Total assets	4,610,493,810	3,848,988,206

Liabilities
Accrued expenses	415,917	269,066

Total liabilities	415,917	269,066

Net assets reflecting investments at fair value	4,610,077,893	3,848,719,140
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(43,651,752)

Net assets available for benefits	$4,610,077,893	$3,805,067,388

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

Additions
Interest income on notes receivable from participants	$4,995,248
Investment gains from participation in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	860,316,380
Participants’ contributions	192,720,483
Marriott International, Inc. contributions	74,827,986

Total additions	1,132,860,097

Deductions
Benefits paid to participants	325,008,357
Administrative expenses	2,841,235

Total deductions	327,849,592

Net increase	805,010,505
Net assets available for benefits at beginning of year	3,805,067,388

Net assets available for benefits at end of year	$4,610,077,893

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1:	DESCRIPTION OF THE PLAN

The following description of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”), sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are eligible to participate after completing 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts (the “Master Trust”) (see Note 3).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan Administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; in 2013, the limit on highly compensated employees was 5% of weekly compensation.

The Plan offers a discretionary match which, in 2013, was on the first 6% (or, for highly compensated employees, up to the limit on before-tax contributions established by the Plan Administrator for the Plan year) of annual compensation contributed. To be eligible for the match, employees must be at least 21 years of age, have completed at least one year of service and be employed as of the last Friday of the Plan year, although employees whose employment ends due to retirement, disability or death will be eligible for a match on their contributions for the Plan year. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year based on compensation contributed. The Company also makes supplementary contributions at select locations to non-management, non-highly compensated hourly associates who are match-eligible in the Plan who are not in a collective bargaining agreement. Contributions are subject to certain limitations.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses or, until January 1, 2014, to reduce future Company contributions. As of December 31, 2013 and 2012, forfeiture credit balances of $1,712 and $17,500 respectively, were available to pay Plan expenses. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Effective for loans issued on and after July 2, 2012, loans will bear interest at the prime rate published by the Wall Street Journal plus 200 basis points. Interest rates range from 4.25% to 10.5%. Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions.

Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and the Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan, at the time of its merger with the Plan, in June 2006, were permitted to maintain the total outstanding balance under a new promissory note.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

A participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s Plan account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The Profit Sharing Committee is responsible for investment of the Plan assets, and has delegated many responsibilities to the trustee and the investment managers it appoints.

Administrative and Investment Expenses

To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as follows.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation unit’s in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Valuation and Income Recognition (Continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Statements – Investment Companies and FASB ASC 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Master Trust invested in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). As required by generally accepted accounting principles, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2013, 18,993,984 units were outstanding with a value of $34.24 per unit. At December 31, 2012, 20,282,094 units were outstanding with a value of $25.99 per unit.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability;

•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2013 and 2012.

Mutual funds and common/collective trusts – Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common stock, corporate bonds and U.S. and foreign government securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Government mortgage-backed obligations – The fair value is based on whether the security is liquid and available quotes and trades in the market. Additionally, other factors considered are the structure, age, quality, burnout rate and other qualitative factors that can influence the price.

Guaranteed investment contracts – Valued at fair value by discounting the related cash flows based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the investment and the average remaining life.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2012 to December 31, 2013.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan is considered in default if a payment is not made when due within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3:	MASTER TRUST

The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”).

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2013 and 2012, the Plan’s overall interest in the net assets of the Master Trust was 99.60% and 99.61%, respectively.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3:	MASTER TRUST (continued)

The Plan’s interest in each fund in the Master Trust is as follows:

	December 31, 2013	December 31, 2012
Balanced Fund	99.53%	99.54%
Bond Fund	99.72%	99.76%
Fidelity Contrafund	99.88%	99.90%
Large Cap Value	99.17%	99.14%
Large-Cap Equity Fund	99.91%	99.96%
Large-Cap Growth Fund	99.52%	99.56%
Marriott Common Stock Fund	100.00%	100.00%
Mid-Cap Growth Fund	99.32%	99.32%
Morgan Stanley International Equity Fund	99.69%	99.76%
Northern Trust Collective S&P 500 Index Fund	99.05%	98.99%
Short-term Bond Fund	99.47%	N/A
Small-Cap Equity Fund	99.67%	99.67%
Stable Value Fund	N/A	99.51%
Vanguard Retirement 2015	99.48%	99.44%
Vanguard Retirement 2025	99.44%	99.40%
Vanguard Retirement 2035	99.46%	99.53%
Vanguard Retirement 2045	99.69%	99.76%
Vanguard Retirement 2055	99.57%	99.28%
Vanguard Retirement Income	99.60%	99.61%

The following investment represents 5% or more of the Plan’s net assets at December 31, 2013 and 2012:

	2013	2012
Plan Interest in Master Trust Investments	$4,425,834,156	$3,669,984,701

Plan’s overall interest in net assets reflecting investments of the Master Trust	99.60%	99.61%

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net assets of the Master Trust as of December 31, 2013 and 2012:

	2013	2012
Assets
Investments, at fair value	$4,445,442,035	$3,684,343,963

Receivables:
Receivables from sale of investments	713,484	2,577,749
Accrued interest and dividends	5,809,810	3,650,458

Total receivables	6,523,294	6,228,207

Total assets	4,451,965,329	3,690,572,170

Liabilities
Accounts payable on investments purchased	6,491,454	5,497,358
Custodian and advisor fees payable	1,830,497	1,383,296

Total liabilities	8,321,951	6,880,654

Net assets reflecting investments at fair value	4,443,643,378	3,683,691,516
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(43,867,199)

Net assets available for benefits	$4,443,643,378	$3,639,824,317

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net investment gains of the Master Trust for the year ended December 31, 2013:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$126,449,015
Common/collective trusts	119,012,038
Marriott International, Inc. common stock	163,804,868
Other corporate stocks (common, preferred and foreign)	382,463,612
Corporate bonds, notes, and other debt securities	(9,813,608)
Government Securities (U.S. and Foreign)	(10,433,405)

Total net appreciation in fair value of investments	771,482,520
Interest and dividend income	98,579,542
Investment expenses	(6,538,656)

Net investment gains	$863,523,406

The net investment gain of the Master Trust is comprised of the net investment gain for the Plan of $860,316,380 and net investment gain for the 401k Plan of $3,207,026 and is based on each plan’s participant-directed activity.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 4:	FAIR VALUE MEASUREMENTS

The following table presents the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2013 consistent with the fair value hierarchy provisions of FASB ASC 820.

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$14,302,045	$7,679,073	$—	$21,981,118
Corporate Bonds
Others	—	241,903,475	—	241,903,475
Preferred	—	190,759,384	424,753	191,184,137
Corporate Stock—Preferred
Financials	3,167,355	—	—	3,167,355
Information Technology	—	440,416	5,438	445,854
Common Stock—Marriott International, Inc.	651,513,697	—	—	651,513,697
Common Stocks
Consumer Discretionary	231,024,700	—	—	231,024,700
Consumer Staples	41,879,607	—	—	41,879,607
Energy	87,925,817	—	—	87,925,817
Financials	186,723,866	—	—	186,723,866
Health Care	231,786,132	—	—	231,786,132
Industrials	203,837,086	—	—	203,837,086
Information Technology	278,963,088	59,990	—	279,023,078
Materials	55,710,596	—	—	55,710,596
Telecommunication Services	7,048,301	—	—	7,048,301
Utilities	6,558,101	—	—	6,558,101
REITs	14,493,280	—	—	14,493,280
Foreign Government Bonds	—	5,509,632	575,393	6,085,025
U.S. Government Securities
Financial Services	—	410,516	—	410,516
Financials	—	5,696,645	—	5,696,645
Miscellaneous	—	37,273	—	37,273
Collateralized Mortgage Obligations	—	166,286,725	—	166,286,725
Government Bonds	—	390,769,580	—	390,769,580
Inflation Index Linked Notes	—	13,353,193	—	13,353,193
Municipal/Provincial Bonds	—	19,788,849		19,788,849
Common/Collective Trusts
Bond Funds	—	62,586,584	—	62,586,584
Equity Funds	—	662,810,342	—	662,810,342
Short-term Funds	—	81,541,737	—	81,541,737
Mutual Funds
Financials	1,722,889	—	—	1,722,889
Equity Funds	566,106,086	—	—	566,106,086
Expense Accruals and Pending Trade Payable	(7,567,488)	—	—	(7,567,488)

Grand Total	$2,575,195,158	$1,849,633,414	$1,005,584	$4,425,834,156

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2012 consistent with the fair value hierarchy provisions of FASB ASC 820. Certain mutual funds under Level 2 are reclassified to Level 1 due to readily available prices.

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$1,236,519	$143,698,232	$—	$144,934,751
Corporate Bonds
Preferred	—	59,287,865	—	59,287,865
Others	—	394,112,141	—	394,112,141
Common Stock—Preferred
Financials	2,365,327	—	—	2,365,327
Others	—	477,855	—	477,855
Common Stock—Marriott International, Inc.	518,255,674	—	—	518,255,674
Common Stocks
Consumer Discretionary	149,029,036	—	—	149,029,036
Consumer Staples	24,391,779	—	—	24,391,779
Energy	62,057,518	—	—	62,057,518
Financials	120,928,393	—	—	120,928,393
Health Care	156,651,373	—	—	156,651,373
Industrials	134,489,393	—	—	134,489,393
Information Technology	219,776,425	—	—	219,776,425
Materials	39,909,743	—	—	39,909,743
Telecommunication Services	11,900,397	—	—	11,900,397
Utilities	9,547,899	—	—	9,547,899
REITs	12,462,124	—	—	12,462,124
Others	98,292	60,004	—	158,296
Other Fixed Income	—	1,895,929	—	1,895,929
Commercial Mortgage-Backed Securities	—	33,130,321	—	33,130,321
U.S. Government Securities
Financial Services	—	567,303	—	567,303
Asset Backed Securities	—	57,943,670	—	57,943,670
Government Agencies	—	56,312,535	—	56,312,535
United States Treasury Bonds	—	156,501,241	—	156,501,241
Government Mortgage Backed Securities	—	269,019,823	—	269,019,823
State and Local Governments	—	21,027,493	—	21,027,493
Municipal Bonds	—	8,298,936	—	8,298,936
Others	—	52,431	—	52,431
Index Linked Government Bonds	—	4,562,372	—	4,562,372
Non-Government Backed C.M.O.s		85,867		85,867
Guaranteed Investment Contracts—Stable Value Fund	—	—	15,033,231	15,033,231
Other Fixed Income	—	1,527,485		1,527,485
Common/Collective Trusts
Equity Funds	—	460,078,142	—	460,078,142
Bond Funds	—	38,342,806	—	38,342,806
Short-term Funds	—	52,933,960	—	52,933,960
Mutual Funds
Financials	1,614,252	—	—	1,614,252
Equity Funds	437,201,973	—	—	437,201,973
Expense Accruals and Pending Trade Payable	(4,096,718)	(2,784,340)	—	(6,881,058)

Grand Total	$1,897,819,399	$1,757,132,071	$15,033,231	$3,669,984,701

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

During 2013, $437,201,973 of mutual funds included in the equity funds were reclassified to level 1 as of December 31, 2012. Also during 2013, $133,825,005 of mutual funds included in the short-term funds were reclassified to cash and cash equivalents of December 31, 2012.

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2013.

	Opening Balance at 12/31/2012	Principal Paydowns	Purchases	Sales	Withdrawals	Total Gains or Losses for the period	Change in Unrealized Gain/(Loss)	Transfer from Level 2	Ending Balance 12/31/2013
Traditional guaranteed investment contracts	$15,033,231	$—	$—	$—	$(15,033,231)	$—	$—	$—	$—
Corporate Bonds—Preferred	—	—	424,753	—	—	—	—	—	424,753
Corporate Stock—Preferred	—	—	—	—	—	—	—	5,438	5,438
Foreign Government Bonds	—	—	575,393	—	—	—	—	—	575,393

Grand Total	$15,033,231	$—	$1,000,146	$—	$(15,033,231)	$—	$—	$5,438	$1,005,584

The following table provides a summary of the valuation technique applied in determining the fair value of the Plan’s Level 3 investments and quantitative information regarding the significant unobservable inputs used for 2013 and 2012:

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2013	Valuation Technique	Unobservable Input	Range (Weighted Average)
Foreign Government Bonds	$575,393	Institutional Mid Evaluation	Discount Rate	2.4800%
Corporate Bonds—Preferred	$424,753	Institutional Mid Evaluation	Discount Rate	4.4300%
Corporate Stock—Preferred	$—	Bid Evaluation	Bid Price	N/A

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at 12/31/2012	Valuation Technique	Unobservable Input	Range (Weighted Average)
Traditional guranteed investment contract	$15,033,231	Discounted Cash Flow	Discount Rate	0.0611%
			Yield based Interest Crediting Rate	3.1000%
			Yield on Earnings	2.7100%

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS

The Master Trust was invested in certain investment contracts with banks and insurance companies. The investment manager of these investment contracts is T. Rowe Price. During 2013, all of the Plan’s guaranteed investment contracts were terminated, and accordingly, no adjustment from fair value to contract value is required as of December 31, 2013.

The investment contracts for synthetic GICs are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.

Traditional GICs are generally credited with a fixed rate of interest and not charged for administrative expenses. The Master Trust invests in both traditional GICs and synthetic GICs. The contracts were carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses if applicable) because they were fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values for the traditional GICs were estimated based on a discounted cash flow analysis. The estimated fair value was calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation was necessary, as the traditional GICs were not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Master Trust’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS (Continued)

The Master Trust owned the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities were determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit-responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Master Trust. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate was not less than 0%. The crediting rate was primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate was most affected by the change in the annual effective yield to maturity of the underlying securities, but was also affected by the difference between the contract value and the market value of the covered investments. This difference was amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limited the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options of deletion or equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS (Continued)

qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, was probable.

Generally, traditional GICs cannot be terminated by the issuer prior to maturity without cause. Synthetic GIC issuers retain the right to request release from the contract without cause. If this occurred, T. Rowe Price would have sought a successor contract issuer or may require scheduled termination of the contract at book value over a period of time generally equal to the contract duration. Examples of events that would allow the Synthetic GIC contract issuer to request release and immediately terminate the contract at market value with cause would be an ERISA prohibited transaction, termination of disqualification of the Plan, violation of the Investment Guidelines that is not cured, manager failure to provide information such as portfolio reports required by the contract, failure of any contract holder representations in the contract, material misrepresentations, and termination of the manager without issuer consenting to the successor manager.

As described in Note 2, because the GICs and synthetic GICs were fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may have ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value.

	2013	2012
Average yields for GICs and synthetic GICs:
Based on actual earnings	2.48%	2.71%
Based on interest rate credited to participants	4.43%	3.10%

Effective February 22, 2013, the Plan ceased offering the Stable Value Fund option to participants. The Stable Value Fund was replaced by the Short-Term Bond Fund, equally managed by T. Rowe Price and Chicago Equity Partners. In addition to investing their Stable Value Fund balance in the Short-Term Bond Fund, participants also have the choice to reallocate their balance to any of the other fund options offered under the Plan.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS (Continued)

Like the Stable Value Fund, the Short-Term Bond Fund is an investment that holds short-term bonds and seeks to exceed money market fund returns. The Short-Term Bond Fund is also expected to have fewer trading restrictions relative to the Stable Value Fund.

The Short-Term Bond Fund will continue to seek to provide current income with minimal fluctuation in principal value. The average duration of the portfolio will generally be between one and three years.

NOTE 6:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 13,199,224 and 13,905,438 shares of common stock of the Company as of December 31, 2013 and 2012, respectively. Dividends on Marriott International, Inc. common stock were $8,626,180 and $8,330,772 for the years ended December 31, 2013 and 2012, respectively.

NOTE 7:	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (IRS), dated October 12, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended, and has received a favorable determination letter date October 30, 2012.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 8:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits as reported in financial statements at contract value	$4,610,077,893	$3,805,067,388
Distributions payable to terminated employees	—	(2,106,390)
Loans deemed as distribution for financial statements reporting purposes	5,391,385	5,330,079
Net recoveries from prior year defaulted loans/(deemed distributions) during the year for Form 5500 purposes	(176,268)	496,270
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (synthetic investments contracts only)	—	43,651,752

Net assets available for benefits as reported in Form 5500	$4,615,293,010	$3,852,439,099

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 9:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$325,008,357
Amounts allocated to withdrawing participants at prior year-end	(2,106,390)
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2013	(5,391,385)
Net deemed distributions/(recoveries) from prior year defaulted loans during the year for Form 5500 purposes during 2013	176,268
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2012	5,330,079
Net (deemed distributions)/recoveries from prior year defaulted loans during the 2012 for Form 5500 purposes	496,270

Benefits paid to participants as reported in the Form 5500	$323,513,199

The following is a reconciliation of notes receivables from participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2013:

	2013	2012
Notes receivable from participants per financial statements	$112,259,640	$102,081,224
Loans deemed as distribution for the purpose of financial statements	5,391,385	5,330,079
Net (deemed distributions)/recoveries during the year for the Form 5500 purposes	(176,268)	496,270

Notes receivable from participants per Form 5500	$117,474,757	$107,907,573

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 9:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date. The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2013:

Net increase in net assets available for benefits as reported in the financial statements	$805,010,505
Amounts allocated to withdrawing participants at prior year-end	2,106,390
Change in loans deemed as distribution for financial statements reporting purposes	61,306
Change in net (deemed distributions)/recoveries during the year for the Form 5500 purposes	(672,538)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (synthetic investments contracts only)	(43,651,752)

Net increase in net assets available for benefits as reported in the Form 5500	$762,853,911

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires synthetic GIC fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for synthetic GIC fully benefit-responsive investment contracts represents a reconciling item.

NOTE 10:	SUBSEQUENT EVENT

The Plan has evaluated events subsequent to December 31, 2013 and through June 9, 2014, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

DECEMBER 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
Notes receivable from Participants *	Interest rates range from 4.25% to 10.5%; varying maturities		$112,259,640

*	Party-in-interest to the Plan
**	Cost Information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 10, 2014	/s/ Tracey Ballow
Plan Administrator